PRESS RELEASE	MARCH 18, 2024

Largo Announces a Proposed Joint Venture with Stryten Energy to Bring Innovation and Scale to North American Vanadium Flow Battery Market

New Relationship Would Establish Integrated Supply Chain for Vanadium and
Vanadium Electrolyte Manufacturing; Support Growing Demand
For Long-duration Energy Storage Solutions

TORONTO - Largo Inc. (TSX: LGO) (NASDAQ: LGO) is pleased to announce the signing of a non-binding letter of intent with Stryten Energy LLC ("Stryten") to establish a 50:50 joint venture that would combine the Company's wholly owned subsidiary, Largo Clean Energy Corp. ("LCE") with Stryten's vanadium redox flow battery ("VRFB") business (the "Proposed Transaction"). This announcement comes in concert with Enel Green Power España and LCE's go-live of a 5.5-megawatt hour VRFB in Spain, the deployment of one of the largest utility scale vanadium system in Europe.

The combination of the parties' decades of VRFB technology expertise, access to raw vanadium supplies from friendly sources, and high-volume electrolyte production capabilities is expected to transform the long-duration energy storage ("LDES") sector in North America.

The estimated market in North America for VRFB LDES solutions is hundreds of Gigawatts in size, requiring the creation of a vertically integrated vanadium supply chain to reliably meet this demand.  It is expected that this joint venture would provide access to U.S.-produced vanadium electrolyte needed for VRFB manufacturers to accelerate the commercial deployment of vanadium battery solutions.

"The agreement is a direct result of our review and evaluation of strategic alternatives to unlock and fully maximize the value of LCE," said Daniel Tellechea, Director and Interim Chief Executive Officer of Largo. "The distinctive value proposition LCE presents for vanadium batteries and the long-duration energy storage sector, including its patented vanadium flow battery stack technology, electrolyte purification technology and access to vanadium through Largo Physical Vanadium Corp. (TSX.V:VAND, OTCQX:VANAF), were key determining factors in advancing our discussions with Stryten. Additionally, Stryten's ability to produce electrolyte in large volumes will help reduce the overall cost for VRFB solutions, a critical factor in catalyzing the commercial adoption of the technology and meeting the DOE LCOS targets."

The Proposed Transaction remains subject to, among other conditions, negotiation of definitive agreements, completion of due diligence by both parties and receipt of any required Board and regulatory approvals. There can be no assurance that the Proposed Transaction will be completed, nor can there be any assurance, if the Proposed Transaction is completed, that the potential benefits of the Proposed Transaction will be realized.

About Stryten Energy

Stryten Energy helps solve the world's most pressing energy challenges with a broad range of energy storage solutions across the Essential Power, Motive Power, Transportation, Military and Government sectors. Headquartered in Alpharetta, Georgia, Stryten Energy partners with some of the world's most recognized companies to meet the growing demand for reliable and sustainable energy storage capacity. Stryten Energy powers everything from submarines to subcompacts, microgrids, warehouses, distribution centers, cars, trains and trucks. Its stored energy technologies include advanced lead, lithium and vanadium redox flow batteries, intelligent chargers and energy performance management software that keep people on the move and supply chains running. An industry leader backed by more than a century of expertise, Stryten has The Energy to Challenge the status quo and deliver top-performing energy solutions for today and tomorrow. Learn more at www.stryten.com.

About Largo Physical Vanadium Corp.

LPV aims to provide a secure, convenient and exchange-traded investment alternative for investors interested in having direct exposure to physical vanadium, a metal essential to achieving a greener world in key industries such as steel, aerospace and energy storage. Vanadium is non-degrading and fully recyclable when used as electrolyte in vanadium redox flow batteries (VRFBs) and offers carbon reducing attributes when used in steel alloying applications. LPV offers pure-play exposure to vanadium through its holdings of physical vanadium. LPV's strategy is not only to achieve appreciation through the acquisition of vanadium, but to own and actively supply vanadium to end users of VRFBs to advance to integration of renewable energy in long duration storage. This strategy is integral to LPV's business plan, as it necessarily defrays the costs to LPV associated with storage of vanadium, and demonstrates the benefits and utility of vanadium, therefore supporting vanadium's value. For more information, please visit www.lpvanadium.com.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up production of its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the Proposed Transaction, the entering into of a definitive agreements, the conditions to Closing, including receipt of all necessary regulatory approvals.

The following are some of the assumptions upon which forward-looking information is based: receipt of regulatory and governmental approvals and permits in connection with the Proposed Transaction in a timely manner; that the Parties will be able to work collaboratively as parties to a joint venture; that due diligence in connection with the Proposed Transaction will be completed and the results thereof being acceptable to the parties; and the ability of management of the joint venture to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited: to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time; the risk that the Proposed Transaction may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Proposed Transaction, including receiving the necessary regulatory approvals; failure to realize the anticipated benefits of the Proposed Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the letter of intent prior to a definitive agreement being reached; the inability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction; and any inability to raise additional funds to meet capital requirements and pursue the growth strategy of the joint venture when and in the amounts needed. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.